Pricing Supplement No. J115
To the Underlying Supplement dated September 14, 2009,
Product Supplement No. JPM-III dated July 15, 2009,
Prospectus Supplement dated March 25, 2009 and
Prospectus dated March 25, 2009
Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-158199-10 December 17, 2009
Credit Suisse AG
Structured Investments	Credit Suisse $13,200,000 Return Enhanced Notes due March 24, 2010 Linked to the iShares® MSCI Emerging Markets Index Fund
General

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The notes are designed for investors who seek a return at maturity of two times the appreciation of the iShares® MSCI Emerging Markets Index Fund up to a Maximum Return on the notes of 15.40%. Investors should be willing to forgo interest and dividend payments and, if the Underlying declines, be willing to lose some or all of their investment.

•	Senior unsecured obligations of Credit Suisse AG, acting through its Nassau Branch, maturing March 24, 2010†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples in excess thereof.
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The notes priced on December 17, 2009 (the “Pricing Date”) and are expected to settle on December 22, 2009. Delivery of the notes in book-entry form only will be made through The Depository Trust Company.

Key Terms
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Underlying:
The iShares® MSCI Emerging Markets Index Fund (the “Underlying”). The Underlying is reported under the ticker symbol “EEM UP.” For additional information about the Underlying, see the information set forth below under “Recent Developments Related to the Underlying.”

Upside Leverage Factor:	2
Payment at Maturity:
If the Final Level is greater than the Initial Level, you will be entitled to receive a cash payment at maturity per $1,000 principal amount of notes that provides you with a return equal to the Underlying Return multiplied by the Upside Leverage Factor, subject to a Maximum Return on the notes of 15.40%. For example, if the Underlying Return is equal to or more than 7.70%, you will receive the Maximum Return on the notes of 15.40%, which entitles you to a maximum payment at maturity of $1,154.00 for every $1,000 principal amount of notes that you hold. Accordingly, if the Underlying Return is positive, your payment per $1,000 principal amount of notes will be calculated as follows, subject to the Maximum Return:

$1,000 + [$1,000 x (Underlying Return x 2)]
If the Final Level is equal to the Initial Level, you will be entitled to receive a cash payment at maturity of $1,000 per $1,000 principal amount of notes.

Your investment will be fully exposed to any decline in the Underlying. If the Final Level is less than the Initial Level, you will lose an amount equal to 1% of the principal amount of your notes for every 1% that the Final Level declines from the Initial Level and your final payment per $1,000 principal amount of notes will be calculated as follows:

$1,000 + (1,000 x Underlying Return)
You will lose some or all of your investment at maturity if the Final Level declines from the Initial Level.
Underlying Return:	The performance of the Underlying from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level Initial Level
The Underlying Return may be positive or negative.
Initial Level:	40.55
Final Level:	The arithmetic average of the closing levels of the Underlying on each of the five Valuation Dates.
Share Adjustment Factor:	Initially set at 1.0, subject to adjustment for anti-dilution events, as described in the accompanying product supplement.
Valuation Dates†:	March 15, 2010, March 16, 2010, March 17, 2010, March 18, 2010 and March 19, 2010 (each a “Valuation Date”)
Maturity Date†:	March 24, 2010
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	22546EQX5
† Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under “Description of the Notes—Market disruption events.”
Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 3 of this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.
Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. You should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you this pricing supplement, the underlying supplement, product supplement, prospectus supplement and prospectus, if you so request by calling 1-800-221-1037.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees	Proceeds to Issuer
Per note	$1,000.00	$0.00	$1,000.00
Total	$13,200,000.00	$0.00	$13,200,000.00

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.jurisdiction.
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$13,200,000.00	$736.56

JPMorgan

December 17, 2009

Additional Terms Specific to the Notes

You should read this pricing supplement together with the underlying supplement dated September 14, 2009, the product supplement dated July 15, 2009, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement dated September 14, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746909008321/a2194364z424b2.htm

•	Product supplement No. JPM-III dated July 15, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746909006770/a2193470z424b2.htm

•	Prospectus supplement dated March 25, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

•	Prospectus dated March 25, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Underlying?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount of notes to $1,000. The hypothetical total returns set forth below assume an Initial Level of 41 and reflect the Maximum Return on the notes of 15.40%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Underlying Return	Total Return	Payment at Maturity
82.00	100.00%	15.40%	$1,154.00
73.80	80.00%	15.40%	$1,154.00
67.65	65.00%	15.40%	$1,154.00
61.50	50.00%	15.40%	$1,154.00
57.40	40.00%	15.40%	$1,154.00
51.25	25.00%	15.40%	$1,154.00
49.20	20.00%	15.40%	$1,154.00
47.15	15.00%	15.40%	$1,154.00
45.10	10.00%	15.40%	$1,154.00
44.16	7.70%	15.40%	$1,154.00
43.05	5.00%	10.00%	$1,100.00
42.03	2.50%	5.00%	$1,050.00
41.41	1.00%	2.00%	$1,020.00
41.00	0.00%	0.00%	$1,000.00
38.95	-5.00%	-5.00%	$950.00
36.90	-10.00%	-10.00%	$900.00
34.85	-15.00%	-15.00%	$850.00
32.80	-20.00%	-20.00%	$800.00
28.70	-30.00%	-30.00%	$700.00
24.60	-40.00%	-40.00%	$600.00
20.50	-50.00%	-50.00%	$500.00
16.40	-60.00%	-60.00%	$400.00
12.30	-70.00%	-70.00%	$300.00
8.20	-80.00%	-80.00%	$200.00
4.10	-90.00%	-90.00%	$100.00
0.00	-100.00%	-100.00%	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: The level of the Underlying increases from the Initial Level of 41 to a Final Level of 43.05. Because the Final Level is greater than the Initial Level and the Underlying Return of 5% multiplied by the Upside Leverage Factor does not exceed the Maximum Return of 15.40%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount of notes calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 2: The level of the Underlying increases from the Initial Level of 41 to a Final Level of 49.20. Because the Final Level is greater than the Initial Level and the Underlying Return of 20% multiplied by the Upside Leverage Factor exceeds the Maximum Return of 15.40%, the investor receives a payment at maturity of $1,154 per $1,000 principal amount of notes, the maximum payment on the notes.

Example 3: The level of the Underlying decreases from the Initial Level of 41 to a Final Level of 32.80. Because the Final Level is less than the Initial Level, the Underlying Return is negative and the investor will receive a payment at maturity of $800 per $1,000 principal amount of notes calculated as follows:

$1,000 + ($1,000 x -20%) = $800

Selected Purchase Considerations

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APPRECIATION POTENTIAL – The notes provide the opportunity to enhance returns by multiplying a positive Underlying Return by two, up to the Maximum Return on the notes of 15.40%. Accordingly, the maximum payment at maturity on the notes is $1,154.00 for every $1,000 principal amount of notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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RETURN LINKED TO THE iSHARES ® EMERGING MARKETS INDEX FUND – The return on the notes is linked to the iShares® MSCI Emerging Markets Index Fund. The iShares® MSCI Emerging Markets Index Fund is a registered investment company that seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the equity market performance in the global emerging markets, as measured by the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is an equity benchmark for emerging market stock performance. For additional information about the Underlying, see the information set forth below under “Recent Developments Related to the Underlying.”

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS – Please refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for a discussion of certain U.S. federal income tax considerations for making an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive or negative. If the Final Level is less than the Initial Level, you will be fully exposed to any depreciation in the Underlying and the payment at maturity you will be entitled to receive will be less than the principal amount of the notes and you could lose your entire investment.

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THE NOTES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE – Although the return on the notes will be based on the performance of the Underlying, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse. Investors are dependant on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the notes prior to maturity.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN – If the Final Level is greater than the Initial Level, for each $1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return on the notes of 15.40%, regardless of the appreciation in the Underlying, which may be significant. Accordingly, the maximum payment at maturity is $1,154.00 per $1,000 principal amount of notes. Any payment at maturity is subject to our ability to pay our obligations as they become due.

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THERE ARE RISKS ASSOCIATED WITH THE UNDERLYING – Although shares of the Underlying are listed for trading on the NYSE Arca, Inc. and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlying or that there will be liquidity in the trading market. In addition, BlackRock Fund Advisors, which we refer to as BFA, is the Underlying’s investment adviser. The Underlying is subject to management risk, which is the risk that BFA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to its investment strategy or otherwise, BFA may add, delete or substitute the equity securities held by the Underlying. Any of these actions could adversely affect the price of the shares of the Underlying and consequently the value of the notes

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THE PERFORMANCE OF THE UNDERLYING MAY NOT CORRELATE TO THE PERFORMANCE OF THE TRACKED INDEX – The Underlying will generally invest in all of the equity securities included in the MSCI Emerging Markets Index (the “Tracked Index”). There may, however, be instances where BFA, the Underlying’s investment adviser, may choose to overweight another stock in the Tracked Index, purchase securities not included in the Tracked Index that BFA believes are appropriate to substitute for a security included in the Tracked Index or utilize various combinations of the other available investment techniques in seeking to accurately track the Tracked Index. In addition, the performance of the Underlying will reflect additional transaction costs and fees that are not included in the calculation of the Tracked Index. Finally, because the shares of the Underlying are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Underlying may differ from the net asset value per share of the Underlying. For all of the foregoing reasons, the performance of the Underlying may not correlate with the performance of the Tracked Index. For additional information about the variation between the performance of the Underlying and the performance of the Tracked Index, see the information set forth under “The Funds—The iShares® Funds—The iShares® MSCI Emerging Markets Index Fund” in the accompanying underlying supplement.

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NON-U.S. SECURITIES MARKETS RISKS – The stocks comprising the Underlying are issued by foreign companies in foreign securities markets. These stocks may be more volatile than domestic stocks and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the notes.

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CURRENCY EXCHANGE RISK – The notes, which are denominated in U.S. dollars, are subject to currency exchange risk through their exposure to the performance of the Underlying, which measures the performance of certain foreign stocks. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may adversely affect the values of the component stocks comprising the Underlying, the level of the Underlying and the value of the notes.

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EMERGING MARKETS COUNTRIES OFTEN SUFFER FROM POLITICAL AND ECONOMIC INSTABILITY – The notes are subject to the political and economic risks of emerging market countries through exposure to the Underlying. The Underlying includes companies that are located in emerging market countries and whose securities trade on the exchanges of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the market value and payment at maturity of your notes.

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ANTI-DILUTION PROTECTION IS LIMITED – The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Underlying. However, an adjustment will not be required in response to all events that could affect the shares of the Underlying. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. See “Description of the Notes—Anti-dilution adjustments for funds” in the accompanying product supplement.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the stocks that comprise the Underlying.

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LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES – In addition to the level of the Underlying on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying;

•	the time to maturity of the notes;

•	the dividend rate on the stocks comprising the Underlying;

•	interest and yield rates in the market generally;

•	the occurrence of certain events to the Underlying that may or may not require an adjustment to the Share Adjustment Factor;

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geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the stocks comprising the Underlying or stock markets generally and which may affect the level of the Underlying;

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the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies of the stocks comprising the Underlying and any other currency relevant to the value of the Underlying; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including on the Valuation Dates) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the notes at maturity. For further information, please refer to “Use of Proceeds and Hedging” in the accompanying product supplement.

Recent Developments Related to the Underlying

On December 1, 2009, BlackRock, Inc. announced that it completed its merger with Barclays Global Investors, including the iShares® exchange traded funds business. The combined firm operates under the BlackRock name and retains the iShares® brand.

We have derived all information regarding the iShares® MSCI Emerging Markets Index Fund contained in this pricing supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publically available information. We make no representation or warranty as to the accuracy or completeness of this publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Inc. (“iShares®”), iShares Trust, BlackRock Institutional Trust Company, N.A. (“BTC”), and BlackRock Fund Advisors (“BFA”). Prior to December 1, 2009, BTC was known as Barclays Global Investors, N.A. BFA is the investment advisor to the Fund and is a wholly-owned subsidiary of BTC, which in turn is a wholly-owned subsidiary of BlackRock, Inc. The Fund is an exchange traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “EEM”.

The iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI Emerging Markets Index Fund. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding iShares®, BFA and the iShares® MSCI Emerging Markets Index Fund, please see the prospectus dated January 1, 2009 (as revised December 1, 2009). In addition, information about iShares® MSCI Emerging Markets Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

For additional information about the Underlying, see the information set forth under “The Funds—The iShares® Funds—The iShares® MSCI Emerging Markets Index Fund” in the accompanying underlying supplement..

 Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Emerging Markets Index Fund based on the closing price of one share of the Underlying from January 1, 2004 through December 17, 2009. The closing price of one share of the Underlying on December 17, 2009 was 40.24. We obtained the closing prices below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The price source for determining the Final Level will be the Bloomberg page “EEM UP” or any successor page.

The historical prices of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Underlying on any of the Valuation Dates. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

For additional information about the Underlying, see the information set forth above under “Recent Developments Related to the Underlying.”

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, the characterization of the securities is not certain. Our special tax counsel, Orrick, Herrington & Sutcliffe LLP, has advised that the securities should be treated, for U.S. federal income tax purposes, as a prepaid financial contract, with respect to the Underlying that is eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you, agree to treat your securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as a prepaid financial contract, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that the securities constitute “contingent payment debt instruments” that are subject to special tax rules governing the recognition of income over the term of your securities. If the securities were to be treated as contingent debt, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The amount of interest that you would be required to include in income on a current basis would not be matched by cash distributions to you since the securities do not provide for any cash payments during their term. You would recognize gain or loss upon the sale, redemption or maturity of your securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your securities. In general, your adjusted basis in your securities would be equal to the amount you paid for your securities, increased by the amount of interest you previously accrued with respect to your securities. Any gain you recognized upon the sale, redemption, or maturity of your securities would be ordinary income and any loss to the extent of interest you included in income in the current or previous taxable years in respect of your securities would be ordinary loss, and thereafter would be capital loss. It is also possible that the IRS would seek to characterize your securities as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax adviser regarding the tax consequences to you from the partnership's purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above (and subject to the discussion below under “Constructive Ownership Transaction Rules”), upon receipt of the redemption amount of the securities from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time. For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security (generally its cost). For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at the time of disposition. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Constructive Ownership Transaction Rules

Under Code section 1260, all or a portion of gain arising from certain "constructive ownership transactions" may be recharacterized as ordinary income, and certain interest charges may be imposed with respect to any such recharacterized income. These rules by their terms may apply to any gain derived from the securities. Code section 1260 also provides that the U.S. Department of the Treasury is to issue regulations that would exclude from the scope of Code section 1260 certain forward contracts that do not convey "substantially all of the economic return" with respect to the applicable reference asset, which in the case of the securities would be all or a portion of the shares of the Underlying. However, no such regulations have been issued despite the fact that Code section 1260 was enacted in 1999, and there can be no assurance that any regulations that may be issued would apply to securities that are issued before such regulations. Thus, although we believe that the securities should not be considered to convey substantially all the economic return with respect to the shares of the Underlying, in the absence of regulations, there can be no assurance that the securities would not be so considered or that Code section 1260 would not otherwise apply to the securities. You should consult with your tax advisors regarding the possible application of the constructive ownership transaction rules to the securities.

Non-U.S. Holders Generally

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a “Non-U.S. Holder”), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (1) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (2) whether income and gain on such an instrument should be ordinary or capital, and (3) whether foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding Notice 2008-2 and its possible impact on you.

Possible Legislation on Prepaid Derivative Contracts

On December 19, 2007, Representative Richard Neal introduced a tax bill (the “Bill”) that was referred to the House Ways and Means Committee of the previous Congress and would apply to “prepaid derivative contracts” acquired after the date of enactment of the Bill. No further action was taken on the Bill and it has not been reintroduced in the current Congress. The Bill, if reintroduced with the same language, would apply to certain derivative financial contracts with a term of more than one year, where there is no substantial likelihood that the taxpayer will be required to pay any additional amount thereunder, and would require the holder of such a contract to include as interest income each year in respect of such contract an amount determined by reference to the monthly U.S. federal short-term rate determined under Code section 1274(d). A holder’s tax basis in such contract would be increased by the amount so included. Any gain (either at maturity or upon sale) with respect to the contract would be treated as long-term capital gain if the contract is a capital asset in the hands of the holder and such holder has held the contract for more than one year. Any loss would be treated as ordinary loss to the extent of prior interest accruals.

While the Bill, if reintroduced with the same language and enacted, would not apply to the securities (due to its prospective effective date), it is not possible to predict whether any tax legislation that may ultimately be enacted will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding the Bill and any future tax legislation that may apply to your securities.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution

The notes will be sold pursuant to the terms of the distribution agreements with J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008. There will be no commission in connection with the sale of the notes. For more information, please refer to “Underwriting” in the accompanying product supplement.

Credit Suisse